SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                          For the month of April, 2005

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)


                                                                  28 April 2005

                      Notification of Interest of Director


The Company was notified on 28 April 2005 that, on 25 April 2005, being the date on which Damon Buffini became a Director of the Company, he was not interested in any shares in the Company or any subsidiary of the company. For the purposes of section 324 of the Companies Act 1985 and paragraph 16.13(b) of the Listing Rules, he has confirmed that he is interested in 6,000,000 ordinary shares of GBP1 each held by Permira Capital Limited, being a company connected with him for the purposes of section 346 of the Companies Act 1985, which were subscribed at 600p per share on 28 April 2005. He is also interested in a further 89,100 ordinary shares in the Company held by partners or directors of the Permira advisory entities on the date on which he became a Director.

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Enquiries:

John Spedding
Schroder Investment Management Limited                        Tel: 020 7658 3206


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date: 28 April 2005


                                  By:/s/John Spedding
                                        John Spedding
                                        Company Secretary
                                        For and on behalf of Schroder Investment
                                        Management Limited, Secretaries